sodastream

a smarter way to enjoy soda

Q1 2012 Performance

Supplement to May 9, 2012 Press Release



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Safe Harbor Statement

This presentation contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences are detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward-looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

These statements include descriptions regarding the Company's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These statements can be recognized by the use of words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," potential" or "continue," the negative of these terms and other comparable terminology. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those described under "Risk Factors" in the Company's Form 20-F, that may cause the Company's actual results, performance or achievements to differ materially from those set forth in the forward-looking statements as a result of various factors and assumptions. The Company has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of SodaStream or of those other companies.

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Non-IFRS Financial Measures

This presentation contains certain non-IFRS measures, including Adjusted net income ("Adjusted net income"), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization ("Adjusted EBITDA"), and Adjusted diluted earnings per share ("Adjusted diluted EPS").

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense, should be considered in evaluating the Company's operations since they provide a clearer indication of the Company's operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this presentation have been reconciled to the IFRS results in the table included at the end of this presentation.

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Financial Highlights – Q1 2012 vs. Q1-2011

	Q1 2012	% Change
Total Revenues	$87.9 million	+50%
Soda Maker Units	683,000	+15%*
Flavor Units	5.8 million	+52%
CO_2 Refill Units	3.7 million	+29%
Net Income	$10.1 million	+84%
Adjusted Net Income	$11.5 million	+68%
EPS**	$0.48	+71%
Adjusted EPS**	$0.55	+57%

* Excluding Czech Republic +54%
**Based on 21.0 million weighted shares outstanding vs. 19.6 million in Q1 2011

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Fiscal 2012 Guidance Update

- Revenue growth of approximately 33% over 2011 revenue of $289.0 million, up from previous guidance of 28%
- Net income growth of approximately 50% over 2011 net income of $27.5 million, up from previous guidance of 42%
- Adjusted net income growth of approximately 42% over 2011 adjusted net income of $32.9 million, up from previous guidance of 35%

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Quarterly Revenue Growth


Quarterly Revenues 2009-2012 (in $ Million)
100
90
80
70
60
50
40
30
20
10
0
27.9
39.1
58.5
87.9
31.6
50.0
69.1
35.9
54.5
75.7
40.9
64.9
85.7
Q1
Q2
Q3
Q4
2009
2010
2011
2012

Soda Maker Unit Sales

Quarterly Soda Maker Unit Sales 2009-2012 (in thousands)


800
700
600
500
400
300
200
100
0
184
297
592
683
203
463
634
285
449
717
385
712
767
Q1
Q2
Q3
Q4
2009
2010
2011
2012

CO2 Refill Unit Sales

Quarterly Refill Unit Sales 2009-2012 (in millions)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
1.9
2.3
2.9
3.7
2.1
2.5
3.4
2.2
2.8
3.6
2.3
2.7
3.4
Q1
Q2
Q3
Q4
2009
2010
2011
2012

Flavor Unit Sales

Quarterly Flavor Unit Sales 2009-2012 (in millions)



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.4
3.0
3.8
5.8
1.7
3.1
6.1
2.0
4.1
4.4
2.2
3.7
4.6
Q1
Q2
Q3
Q4
2009
2010
2011
2012

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New Soda Makers



Revolution™

Designed by Tamooz

One-touch automatic carbonation
Electric-powered, LED display
Snap-and-Lock mechanism



Source™

Designed by Yves Behar

Elegant design
LED display
Snap-and-Lock mechanism



AquaBar

Designed by Stefano Giovannoni

Single-Serve, cold, hot
Carbonated and still
Double-Filtration

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SodaCaps


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sodacaps
Apple
sodacaps
Orange
sodacaps
Lemon-Lime
sodacaps
Strawberry

SodaCaps™

Pre-measured flavor
Consistent dosing
Easier to use

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Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations Q1-2012 vs. Q1-2011

	2011			2012		
	Reported	Share based		Reported	Share based	
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$58,506	$	$58,506	$87,868	$	$87,868
Cost of revenues	27,215		27,215	39,505		39,505
Gross profit	31,291		31,291	48,363		48,363
Operating expenses						
Sales and marketing	17,139		17,139	27,268		27,268
General and administrative	7,513	(1,371)	6,142	9,641	(1,411)	8,230
Other income, net	(42)		(42)	(39)		(39)
Total operating expenses	24,610	(1,371)	23,239	36,870	(1,411)	35,459
Operating income	6,681	1,371	8,052	11,493	1,411	12,904
Interest income, net	(182)		(182)	(122)		(122)
Other financial expense, net	364		364	129		129
Total financial expense, net	182		182	7		7
Income before income taxes	6,499	1,371	7,870	11,486	1,411	12,897
Income taxes	1,012		1,012	1,375		1,375
Net income for the period	$5,487	$1,371	$6,858	$10,111	$1,411	$11,522
Net income per share						
Basic	$0.30		$0.37	$0.50		$0.57
Diluted	$0.28		$0.35	$0.48		$0.55
Weighted average number of shares						
Basic	18,457		18,457	20,144		20,144
Diluted	19,579		19,579	20,955		20,955

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sodastream
a smarter way to enjoy soda
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